Lightspeed to Participate in Upcoming Investor Conferences

MONTREAL, May 20, 2022 /CNW Telbec/ - Lightspeed (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced its participation in the following technology and growth-oriented investor conferences. Unless noted, listen-only audio webcasts and replays will be accessible at the scheduled presentation times on the Company’s Investor Relations website at investors.lightspeedhq.com. Details for these events are as follows:

BTIG Restaurant Technology Forum
Date: Tuesday, May 24, 2022
Time: 10:00 am CT / 11:00 am ET
Location: Virtual
BTIG hosted events are intended for prospective and existing BTIG clients only. To listen to the live event, please contact your BTIG representative or email BTIG Corporate Access (USCorporateAccess@btig.com) with interest.

CIBC Technology & Innovation Conference
Date: Thursday, May 26, 2022
Time: 9:35 am ET
Location: Metro Toronto Convention Centre, South Building, Level 700, 222 Bremner Blvd, Toronto

RBC 2022 Financial Technology Conference
Date: Tuesday, June 14, 2022
Time: 10:10 am ET
Location: The Lotte New York Palace, 455 Madison Avenue, New York City

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: Linkedin, Facebook, Instagram, YouTube, and Twitter
Investor Contact: Gus Papageorgiou | investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.